Filed by Noble Corporation pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Noble Corporation
(Commission File No. 001-36211)

NOBLE CONFERENCE CALL TO DISCUSS AGREEMENT TO COMBINE WITH MAERSK DRILLING

Noble Corporation and Maersk Drilling Announce

Agreement to Combine

Company Participants

•	Charles Sledge, Director

•	Claus Hemmingsen, Chairman of the Board

•	Craig Muirhead, VP of IR & Treasurer

•	Robert Eifler, President, CEO & Director

Other Participants

•	Fredrik Stene, Analyst

•	Gregory Lewis, Analyst

•	James Thompson, Analyst

•	Karl Pedersen, Analyst

•	Li Dunlop, Analyst

•	Samantha Hoh, Analyst

Presentation

Operator

Hello, everyone. Welcome to the Noble Corporation and Maersk Drilling Announce Agreement to Combine Conference. (Operator Instructions)

I’ll now hand you over to your host, Craig Muirhead, Vice President of Investor Relations and Treasurer for Nobel Corporation to begin.

Craig, please go ahead.

Craig Muirhead {BIO 15923847 <GO>}

Hello. Welcome to the Noble Corporation and Maersk Drilling merger conference call.

Before we begin this call, there are some disclaimers we would like to cover on Slides 2 and 3 of the presentation materials, which can be found on the Investor Relations page of the websites for the respective companies.

During this call, remarks by both companies’ representatives may refer to or contain certain forward-looking statements. Such remarks are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such statements speak only as of today’s date.

The companies assume no responsibility to update any forward-looking statements as of any future date.

Please note that any non-GAAP financial measures discussed during this call are defined and reconciled as the most or to the most directly comparable GAAP financial measures in the merger presentation posted on both Noble Corporation and Maersk Drilling’s corporate websites.

The presenters for today’s call are Chuck Sledge, Chairman of the Board of Directors of Noble Corporation; Claus Hemmingsen, Chairman of the Board of Directors of Maersk Drilling; and Robert Eifler, President and Chief Executive Officer of Noble Corporation.

I will now turn the call over to Chuck Sledge, Chairman of the Board of Directors of Noble Corporation.

Charles Sledge {BIO 4235018 <GO>}

Thank you, Craig. Welcome everyone, to the call.

Today Claus and I are excited to jointly announce the merger agreement between Noble Corporation and Maersk Drilling.

This agreement brings together two premier offshore drilling contractors, each with decades of experience, technically advanced fleets and strong safety and operational performance.

First, and this is a very important point for me to make today, the Noble Board and the management team has the utmost respect for the whole Maersk Drilling organization. Their strong reputation among peers and customers is a testament to Maersk Drilling’s talented employees, innovative culture and focus on service quality.

As Robert will detail later in the call by joining the strengths of Noble and Maersk Drilling, we are creating a leading offshore driller with the youngest and highest spec fleet and the highest utilization in the industry.

I am convinced this transaction will yield significant strategic and financial benefits for both companies’ shareholders, and I’m excited to be a part of this transformative agreement. I will now turn the call over to Claus, Chairman of the Board of Directors for Maersk Drilling.

Claus Hemmingsen {BIO 5338522 <GO>}

Thank you, Chuck. And transformative it is indeed. As my shareholders already know, Maersk Drilling is a strong proponent of transformative M&A in the offshore drilling industry. As we explore strategic opportunities, the Maersk Drilling team identified Noble as a great potential partner.

We believe a combination of our companies carries a strong industrial logic. Together, Noble and Maersk Drilling possess an unmatched expertise within deepwater and harsh environment drilling and the combination creates a long-term winner in the market.

By uniting the capabilities of our two companies, we will be able to enhance the customer experience through broadened capabilities and an increased ability to scale investments in sustainability and in technology. As Robert will walk through next, creating deeper value for our shareholders is the cornerstone of our strategic rationale.

This value creation will be realized through, amongst other initiatives, considerable synergy opportunities, which will result in an industry-leading cost structure, it will (technical difficulty) to the company, and it will improve our ability to return capital to shareholders.

Now it’s my pleasure to hand over the call to Robert Eifler, President and CEO of Noble Corporation. Robert has over 15 [ph] years of leadership experience in offshore drilling across various operational, commercial and executive management roles. Upon transaction closing, Robert will, with your support (technical difficulty) assume the role of Chief Executive Officer of the combined company. Robert, I hand it over to you.

Robert Eifler {BIO 20261348 <GO>}

Thank you for your comments, gentlemen, and Claus for the introduction. I’m thrilled to join Chuck and Claus today to walk through some of the details of the agreement to merge our two great companies. Each company has a long history of accomplishment in the offshore drilling industry, and we look forward to making exciting progress together. For those of you following the slide presentation, I will begin my comments on Slide 5 with some of the key terms of the agreement.

The transaction will be an all-stock deal structured under a new U.K. Topco. Noble and Maersk Drilling shareholders will hold 50-50 pro forma ownership of the combined (technical difficulty) shares of the new parent company will be listed on both the New York Stock Exchange and NASDAQ Copenhagen.

The headquarters of the company will be in Houston, Texas, and I’m excited to continue as the CEO. The Board of Directors of the combined company will have a balanced representation from Noble and Maersk Drilling. The combined company will be governed by a 7-member Board comprised of three members appointed by Noble, three members appointed by Maersk Drilling and myself.

Chuck Sledge will become the jointly appointed Chairman of the Board of Directors and Claus Hemmingsen will become one of the three directors designated by Maersk Drilling.

The deal already has support of the main shareholders from both Noble and Maersk Drilling, and we anticipate being able to finalize the merger in mid-2022.

I would like to express my gratitude to those shareholders on both sides who have already agreed to support this transaction.

Moving now to Slide 6. I want to highlight the strategic rationale behind the transaction. First, bringing Maersk Drilling and Noble together will create a world-class offshore driller. The combined fleet will represent the youngest, highest spec and highest utilized in the industry.

We will have strong positions in both ultra-deepwater and harsh environment with diversified revenue across customers, asset classes and geographic regions. Speaking to the customer benefits of the merger, both Maersk Drilling and Noble maintain a strong and diverse customer base and share a core focus on safe operations and customer satisfaction.

This is a great place for me to recognize Maersk Drilling’s operating capabilities and leading industry position in sustainability and innovation. They’ve been fortunate to secure support from their customers for a number of initiatives, and we look forward to leveraging that momentum across Noble’s existing fleet.

With our combined scale, we anticipate the ability to extend investments in technology and sustainability, which will help our customers to develop oil and gas resources responsibly and efficiently. Together, we can make a bigger impact for our customers, investors and the communities we effect around the globe.

Thirdly, we expect this transaction to be highly accretive to all shareholders. The targeted annual cost synergies are $125 million. We expect the realization of the vast majority of those to be front-loaded with all synergies achieved within two years. This will help create an industry-leading cost structure, which, when combined with the pro forma fleet and utilization creates a platform for free cash flow generation.

Lastly, let me address that platform. Maersk Drilling and Noble are both stand-alone free cash flow positive in 2022 with a combined potential of $375 million of cash flow in 2023. Along with a robust balance sheet, the cash flow potential will support our commitment to implementing a sustainable policy of returning cash to shareholders, while retaining a strong balance sheet.

We believe this fundamental shift in capital allocation is the right model for an offshore drilling company and is critical to shareholders today.

Turning to Slide 7. Our combined company will provide a truly differentiated opportunity for investors, offers a very attractive combination of scale, a robust balance sheet, attractive free cash flow yield, downside resiliency and exposure to the continuing market recovery.

The combined market cap of Noble and Maersk Drilling would be well over $3.5 billion using current share prices. The chart on the right compares the combined companies to some major U.S. indices and the largest energy service companies with meaningful offshore exposure.

The numbers represented here are based on our 2020 estimated free cash flow of $375 million and compared to consensus 2023 numbers for the other benchmarks shown. As you can see, our combined company leads the pack for free cash flow yield. We expect our combined company to be a best-in-class investment opportunity, offering a differentiated proposition in offshore drilling today.

Now moving over to Slide 8. I want to highlight some of the strengths of the combined fleet. As you see in the upper section of the chart, the pro forma fleet has 33 out of 39 rigs contracted. Even more telling, in the table below, we show the average fleet utilization for the past five years with the combined company demonstrating a clear advantage.

This high level of utilization is extremely important when it comes to generating free cash flow and both Maersk Drilling and Noble have a commendable history of keeping rigs contracted.

Looking at the gray bars on the chart, which indicates stacked rigs, you see our pro forma company has limited exposure to reactivation CapEx and no new build capital commitments.

In addition to the great teams that run, maintain and market our rigs, the assets themselves do a great job of attracting customers. The combined fleet will have the youngest and highest specification mixed asset fleet in the world.

On Slide 9, you can see our global footprint and where our fleet is currently deployed, and the takeaways we want to emphasize here are customers, asset mix and scale. The combination of Maersk Drilling and Noble diversifies our revenue mix through a broader basket of customers. The asset mix across harsh jack-up and deepwater markets adds to our revenue diversity, increasing our resilience through cycle.

This slide also features the three operating regions planned for the combined company: Western benign, Eastern benign and Harsh Environment.

On the next two slides, we’ll spend some time talking about two strategic markets, which are key to this transaction: Norway and Guyana. So with that, I’ll flip to Slide 10. One of Maersk Drilling’s key regions of operation is the North Sea, where they currently have five CJ70 ultra-harsh jack-ups. This portion of the Maersk Drilling fleet is an important value driver for Noble shareholders.

Along with the increased complexity and higher construction costs of these rigs comes to more attractive operational economics that are on par with ultra-deepwater drillship returns. We believe that the Norway market has a particularly exciting future.

While 2022 is anticipated to be relatively soft, an increase in project approvals is forecasted for 2023. These oil and gas field project approvals are driven by the unwinding of Covid delays and implementation of various Norwegian incentive packages, which aim to increase the company’s production — the country’s production.

Now let’s turn to Slide 11 and talk through another key market for the combined company, ultra-deepwater in Guyana. As many of you know, Guyana Surinam is currently the most promising offshore basin in the world. Our customers continually increase their reserve estimates as their ongoing exploration programs confirm the vast potential of that region.

We are excited to serve ExxonMobil’s needs with the four Noble drillships currently working in the region under a unique commercial enabling agreement or CEA. ExxonMobil is the largest operator in the region, and the CEA provides Noble with attractive contract visibility.

We believe that Maersk Drilling shareholders will benefit from exposure to this developing basin under the combined company. So up to now, we’ve walked through the transaction rationale of the fleet in some key strategic regions for the combined company. But we all know that rigs don’t drill wells themselves, it takes people.

On Slide 12, I’d like to spend some time explaining what we see as the complementary cultures of Maersk Drilling and Noble. First, if you distill down each company’s core values, you’ll find a lot of common ground. We share the principles of respect, honesty, responsibility and hard work, among others, and you can see a few of the results of these principles in action on the right of the slide.

by getting our people home safely, consistently over delivering for customers and leaning into the most difficult challenges. Stepping back, we also see each company’s history brings them to this common ground from a different perspective. Those different perspectives are what gets me excited to lead these two companies as one unified team.

We truly believe that as we combine the strengths of Maersk Drilling and Noble, we’ll find that one plus one can equal much more than just two.

Turning to Slide 13. Both of our companies have several sustainability initiatives and are committed to finding efficient solutions to help reduce emissions from offshore drilling. Both Noble and Maersk Drilling have leveraged some incentives in Norway to upgrade jackups to hybrid power.

Additionally, Maersk Drilling is involved in some interesting and unique ESG projects. Two of them is groundbreaking are the project green sand consortium for carbon capture and storage and the Maersk invincible’s conversion to the world’s first shore power jackup.

We aim to use this experience to help drive efficiencies and sustainability initiatives across the larger fleet. This is a great example of where our complementary cultures and increased scale can amplify results and further help our customers achieve their goals.

It is also an example of where high utilization with strategic customers can create where operators have preferred partners with long-term contracts, they are more willing to invest in the assets. At Noble, our customers have previously contributed to upgrade our drillships and has recently made investments in the Noble Lloyd Noble jackup.

For Maersk Drilling, Aker BP and Equinor are making substantial investments towards sustainability initiatives on their rigs in Norway. We think this is very important. We think that type of partnership is only available to a select few drilling contractors, and we are sure that operators will look to partner with us to develop continued improvements in low emission drilling.

Shifting now to the cost side of shareholder value creation on Slide 14, I want to briefly speak through the synergies we’re targeting. While there’s a lot of detailed work and planning in front of both teams, we’ve identified $125 million in various cost synergies.

We expect savings to come primarily through SG&A, operation support, supply chain and inventory management. We also expect the transaction to deliver value through capital-related efficiencies as well as cost of capital benefits. We have high confidence that our $125 million target can be achieved within two years of closing on a run rate basis.

On Slide 15, we show the combined company’s capitalization and some highlights from the balance sheet. What I want to highlight to you today are the four blue boxes on the left. Just walking down the list, pro forma cash is approximately $900 million. Net debt is approximately $600 million. Total liquidity is greater than $1.7 billion and net leverage is around 1x.

These talk to the financial strength of the combined company, and we are committed to protecting this strong combined balance sheet through continued financial discipline. That commitment includes making the right economic decision for our shareholders on capital allocation decisions.

Moving with me to Slide 16. The message I want to emphasize here is the added resiliency that comes with declined contracts and backlog. As I mentioned earlier, we’re quite pleased with the balance of this combined fleet, and that means across all measurements: asset class, customers and geography. Revenue that is balancing this way will increase the stability of cash flows that the combined company can generate.

Now I’m on Page 17. These two charts show historical movements in the ultra-deepwater drillship market on the left and the harsh environment jack-up market on the right. We’ve seen some encouraging improvements this year in the UDW space and continued stability in the harsh jackup demand. This slide provides some good context for the next slide.

So before we turn, I’ll just (technical difficulty) trends have UDW drillship pictures approaching $300,000 per day in some regions, and harsh jackups plus or minus $100,000 per day.

Slide 18. This page has a lot of information, but the intent is to illustrate the free cash flow generation potential of the combined company under hypothetical market conditions. The table on the left gives three unique day rate scenarios and the resulting illustrative EBITDA and free cash flows.

Scenario A is the most familiar range for recent rig day rates. Moving right through BNC, we highlight how EBITDA and free cash flow both quickly scale. On the right-hand side of the page, we convert that to what those scenarios would imply on a free cash flow per share basis. We believe the combined company has the potential to generate around $2.75 in free cash flow per share in 2023, which is the first full year after closing. That is represented by the yellow bar and gives the 11% free cash flow yield on the industry chart shown back on Slide 7.

We believe the combination of Noble and Maersk Drilling has enormous potential to generate free cash flow and combined with a robust balance sheet will create an extremely attractive free cash flow vehicle and not just the offshore drilling sector but also in the broader energy services sector.

So before we wrap up and take a few questions, let me recap the four main points I want you to take away. First, we are creating a world-class offshore driller with great rigs and the best people in the business. Second, enhance our customers’ experience and our ability to deliver sustainable and quality service.

Third, this transaction is accretive to all shareholders and accretive to flow per share. And lastly, we are committed to financial discipline, generating free cash flow and responsibly returning capital to shareholders. We are excited to announce this agreement today and are excited to move forward as a combined company that is stronger together.

Thank you for your attention, and thank you for your interest in Noble and Maersk Drilling. With that, I’ll hand it back to Sam to open the line up for questions.

Questions And Answers

Operator

(Operator Instructions) Our first question comes from Fredrik Stene from Clarksons Platou Securitie.

Q - Fredrik Stene {BIO 21119139 <GO>}

It’s Fredrik from Clarksons Platou. First of all, congratulations to both of you. Definitely great to see consolidation here and I definitely believe that the two of you are a good match. I have two questions today. The first one relates to if you’re able to, could you share some color around the share exchange ratio here in terms of how you have agreed, on what you have agreed on? I just think it would be interesting to get some pricing color and color on the discussions that you’ve had over the last few months?

Second question would be one. Credit and debt wise, will this be structured in two debt separate silos or will you restructure the debt to have like fewer facilities or collateral on all assets in there?

A - Robert Eifler {BIO 20261348 <GO>}

Sure, Fredrik. Thank you. And Claus, if it’s okay, maybe I’ll tackle the ratio question first and please feel free to jump in. So as you can imagine, we, on the Noble side, looked at a variety of different valuation methodologies as we always would and do.

And out of those, we always pay a lot — and we’ve said this before, we pay a lot of attention to the life of asset, discounted cash flow. We think that’s a good way to look at the drilling business and always have. So we came up with ratio. It is a great deal for all shareholders.

I think it’s important to always remind how transformational this deal is and the read across of not only the cost synergies, but also the synergies that come from scale and a lot of the things I’ve mentioned already: scale, the improved customer experience and the benefits of being a larger and more global company together.

It’s accretive. Overall life of asset DCF for both shareholders and it’s accretive for cash flow as well. So yes, we’re happy. I don’t know if Claus, you want to add to that, but we’re very happy.

A - Claus Hemmingsen {BIO 5338522 <GO>}

No, I don’t want to add anything particular, Robert, just to say that the exchange ratio and the 50-50 ratio that we’re announcing, I mean, also value creation to shareholders, great potential, but also, what you would say, a merger that is balanced in the right way. So I think both sides are very happy with this allocation of shares.

A - Charles Sledge {BIO 4235018 <GO>}

Yes. And as far as your question around what the debt structure will look — sorry, yes, around your question around the debt structure going forward, look, we’re going to work hard on that, and we’re going to do what really yields us the most flexibility and lowest cost of capital. So stay tuned on that.

A - Robert Eifler {BIO 20261348 <GO>}

And we think with the metrics this combined company will have that we mentioned earlier, (technical difficulty) have flexibility and optionality around timing on that.

Q - Fredrik Stene {BIO 21119139 <GO>}

Yes. I appreciate your call here. I think just as a final comment, I — from a DCF perspective, this seems to me like a merger of equals and that you’re definitely going to benefit from the synergies to both of you. It was more related to market pricing. But yes, I really appreciate the color on everything here. And again, congratulations.

A - Robert Eifler {BIO 20261348 <GO>}

Thanks, Fredrik.

Operator

Our next question comes from Greg Lewis of BTIG.

Q - Gregory Lewis {BIO 7351123 <GO>}

Congratulations on this. This definitely caught us by surprise. So yes, congratulations. Robert or team, I guess my first question, I know a follow-up around capital allocation. Noble coming out of restructuring had basically net debt 0 out [ph], right? That being said, we now have a lot of cash on the balance sheet. Is realizing that the ink’s not even dry on this transaction, as we think about reactivations and potential upgrades, whether a rig needs how much cash do we kind of think about meeting on the balance sheet for flexibility, realizing you’re probably not going to be running out and buying any more rigs anytime soon?

A - Robert Eifler {BIO 20261348 <GO>}

Yes, I can certainly agree with your last statement there on - in terms of certainly new builds, if that’s what you’re referencing. Yes. So look, it’s a good question. This is going to be a combined and slit Board, as we outlined. And so the new Board together are going to make those decisions on closing, and I’m not going to get ahead of that.

I’ve promised a bunch of times during the script that we will be disciplined. I think if you look at the metrics — some of the metrics we’ve listed and you look at the free cash flow generation potential of this combined business, you’ll notice that we have an enormous amount of liquidity and that further bolstered in an improving market scenario with cash flow coming from the combined company.

So we think we’ll have flexibility to look at what may come across. We have said on the Noble side previously that to reactivate a new — excuse me, a cold-stacked rig that we’re going to be disciplined there, that we would look for a return for our shareholders within the first contract of such reactivation unless there were some extenuating circumstance or customer reason to do anything differently.

And I certainly would anticipate that, that discipline continues on closing and with the combined company. I’d also just note just the asset sales that both sides had here have been tremendously helpful in setting up some of this flexibility.

Q - Gregory Lewis {BIO 7351123 <GO>}

Yes, yes. No, no, absolutely. And then just definitely not as familiar with the Maersk fleet, as I am with the Noble fleet, but there is at least (inaudible) I see at Maersk. I guess as we think about the fleet over the next 12, 18, 24 months, realizing that there’s — hey, Noble has the rigs, we want to put to work. I guess, Maersk-Noble have rigs rolling off contract.

Should we be thinking about — are there opportunities to kind of high-grade the fleet through some traction post this transaction being closed?

A - Robert Eifler {BIO 20261348 <GO>}

Yes. Look, it’s a good question. And I think the best way to answer it is to point — I’d point you to two things. One, and this comes from both sides in our past discipline, but certainly speaking from my own experience. We have been rational and realistic about the outlook for our rigs. I think we’ve demonstrated that on both sides of this through the past few years. That’s not going to change.

Secondly, though, I want to point out the utilization that I mentioned earlier of the combined fleet because I really think that’s an incredibly important piece to this story. Both of these companies are noted for our abilities to keep rigs working. And in developing a cash flow story, utilization for a capital-intensive business like this critically important.

It’s one of the things that we love so much about this transaction is that we bring separate but equally important customer relationships and backlog in this history of utilization. A long way of saying, I do think this combined company has less work to do than some other places in the wall.

Operator

Our next question comes from Samantha of Evercore ISI.

Q - Samantha Hoh {BIO 16620707 <GO>}

Congratulations on getting this deal done in such a timely manner. I guess, I’m kind of curious if how the customer reactions have been so far? I realize that this was just announced to us, but I’m just curious if you’ve had some conversations with some of your customers about what they thought of potentially this combination?

And then in a similar vein, with the unique CEA that you have with Exxon, if there is an opportunity to have similar type of arrangements with other customers in other regions of the world now that you have a greater scale?

A - Robert Eifler {BIO 20261348 <GO>}

Okay. Thanks, Samantha. So I’ll say my waking hours today getting ready for your questions here. And so I can’t say that I have up to speed information post announcement from our customers. I will say, and I think we highlighted it very clearly in the materials and in the spoken word that we, on both sides of this value, the customer experience tremendously from the earliest days of the discussion between the two companies, that was a tenant, and that was part of the shared culture that we recognized early on would make for a good fit.

We’ve reached out to all of our customers immediately on — with the press release. And I’m particularly enthusiastic about some of the benefits that I highlighted in the prepared remarks around scale and some of the flexibility that, that allows a larger company to help better serve customers just regionally, globally, and so that we can serve individual customers in more regions, but also through some of the ideas that we described around sustainability in some of the really important drivers for our customers’ drilling programs right now making sure that we’re showing continuous improvement in innovation, particularly as it relates to sustainability.

On the CEA point, we love that deal. We’re very grateful to have that relationship and that support from Exxon. And the deal as struck is flexible enough to allow additional rigs to come in under the CEA. And it also allows flexibility really to shrink and grow with ExxonMobil’s needs, and it gives us tremendous contract visibility. It’s obviously up to on what their drilling needs are, and I’m not going to predict any of that.

I do think your question specifically was around extending that type of arrangement elsewhere. And I would point to some of the work that Maersk Drilling has done with some of their important customers in the North Sea. They have some really, really unique and really forward-leaning arrangements there.

It’s something that we’ve been watching and we think are very representative of the kind of relationship between suppliers and customers going forward in offshore. So I think both sides are in agreement on the best way to French customers. We’re open for those -- any type of relationship that leverages that deeper partnership, we think it drives efficiency, and as I’ve said a couple of times already, allows both the customers and ourselves to do some things that aren’t available under a short-term contracting model.

Q - Samantha Hoh {BIO 16620707 <GO>}

Okay. Great. Another question I had has to do with the sort of the regulatory approval. You have quite a dominant position in certain markets. Is that going to be a bit of a challenge to just kind of get through getting all the regular tory approvals to get this deal closed?

A - Robert Eifler {BIO 20261348 <GO>}

Yes. Well, look, this is a major cross-border transaction involving two multinational businesses. So naturally, various regulatory reviews are going to have to be satisfied. We’ll work closely with regulators to obtain the required approvals, and we’re confident in our ability to get the transaction close.

Q - Samantha Hoh {BIO 16620707 <GO>}

Okay. And I realize — thank you for providing the four different sort of buckets that you’re looking for your cost synergies. Is that listed in sort of like in terms of the greatest contribution from left to right there, sort of like you’ll get the most benefit from just SG&A and the lease from the spares and CapEx efficiency?

A - Robert Eifler {BIO 20261348 <GO>}

No. It’s not in numerical order per se. I would say that probably the two left-hand boxes are slightly more additive than the two right-hand boxes from what we’ve identified today. But as I mentioned in my prepared remarks, — We still have a lot of work to do as we plan this integration to realize the full synergy potential.

Operator

Our next question comes from Karl of ABG.

Q - Karl Pedersen {BIO 19785246 <GO>}

This is Karl Fredrik from ABG With regards to cost synergies, could you elaborate on the proportion, which is that the that is linked to SG&A, will be very helpful? And also in terms of getting shareholder approval and achieving those rigs, what is the typical hurdle rate in the U.S.?

A - Robert Eifler {BIO 20261348 <GO>}

Yes. Okay. So we try to have a, I guess, a kind of a slightly disappointing answer to your first question there, and we’re not prepared to really give a lot more detail than what we’ve given here on the synergies, including some of the color I just gave in — but I will, I guess, just I can add to it that we do think those will be front loaded and we do have confidence in achieving the target there. On the shareholder approval, it’s actually — it’s a Cayman vote and it’s 2/3.

Operator

Our next question comes from Li Dunlop from JPMorgan.

Q - Li Dunlop {BIO 5997826 <GO>}

Just wanted to clarify, you stated there was support from the main shareholders of both companies. I just wanted to know if you could just elaborate what that means? I assume it means they’ve signed agreements. And whether the nature of them holding tied to the agreement and do they have any exit rights to change their mind?

A - Robert Eifler {BIO 20261348 <GO>}

Yes. Look, so I’ll — let me say just a little and then feel free to jump in, Claus, if you prefer. But we do have agreements. We are not going to say a whole lot about the nature of those agreements, unfortunately. We mentioned in the prepared remarks, we’re very grateful to the shareholders some support ahead of time and would express that appreciation once again. We anticipate this to be strongly supported. We think this strategic rationale really speaks for itself here.

Operator

Our next question comes from James Thompson of JPMorgan.

Q - James Thompson {BIO 18634651 <GO>}

So I think just quickly for me. Just wondering perhaps if you could just give us a flavor of the kind of committed shareholder return strategy? The balance sheet is obviously very, very strong post combination as it was pre as well, but very strong there.

You’ve outlined a healthy free cash flow outlook for various scenarios. So it would be good to know or to understand how you’re thinking about that? Is this something you wish to kind of put in place next year? What might be the sort of basis of it? That would be really helpful.

A - Robert Eifler {BIO 20261348 <GO>}

Yes. I mentioned before that the combined Board is going to make those decisions on close. But a tenant here is the importance of free cash flow generation. And this is a great platform, as you referenced, and I’ve said a couple of times now. not sure there’s a whole lot more I can say. We will evaluate the financial priorities of the company of the combined company on close. And I think right now, I would just reiterate that the generation of cash flow and return to shareholders is a key tenant of the combined company.

Q - James Thompson {BIO 18634651 <GO>}

Okay. Okay. Secondly, just in terms of the ultra-deepwater portion of it, the Noble piece. Obviously, rates have been moving (technical difficulty) in 2021, as you laid out on Slide 17. Kind of can you give us a sort of sense of confidence that those rates being sustained going into sort of 2022 and the capacity that you’re marketing in 2023?

A - Robert Eifler {BIO 20261348 <GO>}

Sure. Yes. It’s a good question. So we’ve had a particularly strong 2021, as you mentioned (technical difficulty) I think there’s a couple of important points on just the UDW market specifically. It has improved worldwide. It has been led by the U.S. Gulf of Mexico, which is where we’re — as I mentioned in the prepared comments, we’re seeing rates approaching $300,000 a day.

We see — as we look at some of the forward indicators across the globe, we see a steady improvement of demand. And so we think that, that plays out into 2022 and 2023 across the UDW sector. I would also, I guess, say, that if you segment down a little bit further and just look at the very best rigs out there, that’s where you really start to see the breakover above that kind of 85% utilization mark where we traditionally see some pricing improvement.

So we caution if you just look broadly at drilling units globally. It tells a little bit of a different story, then if you segment that analysis down into working UDW rigs that represents best rigs in class.

And as I’ve noted, one of the great things about this combination is, we both bring top-notch rigs and they’re largely working. And so I think that’s really important and somewhat unique to the combination. So a long way of saying we see continuing improvement on the rate side, supply-demand driven and glad to have our rigs out in the marketplace so that we can take advantage of some of the operational leverage that we’ve shown in the presentation.

Q - James Thompson {BIO 18634651 <GO>}

Congratulations on the deal.

A - Robert Eifler {BIO 20261348 <GO>}

Thanks, James.

Operator

There are no further questions. So I would like to hand back to the management team for any closing remarks.

A - Craig Muirhead {BIO 15923847 <GO>}

Thank you everyone, for your participation on the call today. Sam, we appreciate your time coordinating today’s call. Good day, everyone.

Operator

Thank you, everybody. This concludes today’s call. You may now disconnect the lines.

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Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco will file a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”) that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Maersk Drilling, Noble and Topco through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by the Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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